FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* DeGood Gerald L	2. Date of Event Requiring Statement (Month/Day/Year) 1/14/03	4. Issuer Name and Ticker or Trading Symbol Bairnco Corporation / BZ
(Last) (First) (Middle) 300 Primera Blvd Suite 432		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) x _ Director __ 10% Owner ___Officer (give __ Other (specify title below) below)	If Amendment, Date of Original (Month/Day/Year)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
(Street) Lake Mary FL 32746			7. Individual or Joint/Group Filing (Check Applicable Line) X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to (Over)

respond unless the form displays a currently valid OMB control number. SEC 1473 (7-02)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Purchase Option	1/14/04	1/14/14	Common Stock	1,666	5.08	D
Purchase Option	1/14/05	1/14/15	Common Stock	1,667	5.08	D
Purchase Option	1/14/06	1/14/16	Common Stock	1,667	5.08	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Gerald L. DeGood 1/14/03

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). ** Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.